UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 9, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Announces Results of Annual and Special Meeting of Shareholders

MONTREAL, QUEBEC and SARASOTA, FLORIDA – June 9, 2016 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) is pleased to announce that all nine nominees listed in its management information circular dated April 26, 2016 were elected as Directors of the Company at its annual and special meeting of shareholders (the “Meeting”) held today in Toronto.

At the Meeting, a ballot was held for the election of Directors. Based on proxies received prior to the Meeting and ballots cast, the nine Directors were elected with the following results:

Nominees	Votes For		Votes Withheld
Robert M. Beil	45,191,766	99.97%	12,616	0.03%
George J. Bunze	44,990,534	99.53%	213,848	0.47%
Frank Di Tomaso	44,237,833	97.86%	966,549	2.14%
Robert J. Foster	44,690,756	98.86%	513,626	1.14%
James Pantelidis	44,871,221	99.26%	333,161	0.74%
Jorge N. Quintas	45,004,439	99.56%	199,943	0.44%
Mary Pat Salomone	45,188,389	99.96%	15,993	0.04%
Gregory A. C. Yull	45,188,136	99.96%	16,246	0.04%
Melbourne F. Yull	45,191,806	99.97%	12,576	0.03%

The biographies of Directors and further details about the Company’s corporate governance practices are available at www.itape.com.

At the Meeting, Raymond Chabot Grant Thornton LLP was re-appointed as auditor of the Company.

The Company held a “say on pay” vote at the Meeting. The Company’s approach to executive compensation disclosed under “Compensation Discussion and Analysis” in the Company’s management information circular was supported, with 92.5% of the shares represented at the Meeting voting in favour.

At the Meeting, shareholders adopted a resolution confirming By-Law 2015-1 of the Company, entitled “A by-law relating to the nomination of persons for election to the board of directors of Intertape Polymer Group Inc.”, with 99.5% of the shares represented at the Meeting voting in favour. Shareholders also adopted a resolution ratifying and approving the Shareholder Rights Plan of the Company, with 91.4% of the shares represented at the Meeting voting in favour.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

For information about the Company, visit www.itape.com

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

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